

November 28, 2006

<u>VIA FACSIMILE 011 44 20 7496 8500</u>
Kristian Wiggert, Esq.
Morrison Foerster
CityPoint
One Ropemaker Street
London EC2Y 9AW
011 44 20 7920 4000

      Re: Far East Energy Corporation
              Definitive Additional Materials filed by Sofaer Capital Global Hedge Fund et al.
              on November 27, 2006
              <u>File Number: 000-32455</u>

Dear Mr. Wiggert:

      We have reviewed your above-referenced filing and have the following comments. Some of these comments reiterate concerns brought to your attention in my conversation with you on November 9, 2006, including the requirement that you provide support for the statements made in your filings. Given our prior conversation, please contact me at the telephone number below to confirm when you will amend your disclosure as requested herein. We note that the current meeting date is set for December 15, 2006.

<u>Schedule 14A</u>

1. In your future filings, please be mindful of your obligations under Rule 14a-9. In this regard, support for each statement of belief or opinion must be self-evident, disclosed in your filings or provided to the staff on a supplemental basis. Some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of Rule 14a-9 may include material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations without factual foundation. See Note to Rule 14a-9 under Regulation 14A. Examples of some of the statements in your filing that either should not be made in future filings, or must be supported, include, but are not limited to the following:

   - The current board is dominated by Far East's CEO, Michael McElwrath who is squandering the company's greatest potential;
   - Mr. McElwrath's lack of oversight has created a culture of poor management;
   - The same errors are happening time and time again and Mr. McElwrath and his cronies on the Board are doing nothing to correct them;

- These errors have progressively destroyed value and the shareholders have suffered for it;
- The dismal performance is there for all to see in the share price graph;
- The McElwrath Board's propaganda machine, funded by your money continues to churn out misinformation in order to flesh out the fantasy version of its conduct over the past three years. It thinks a few weeks of appearing to care for shareholders will make up for years of inaction;
- We stockholders must not let the McElwrath Board get away with this cynical attempt to dupe us; and
- We believe that the McElwrath Board has not disclosed these facts to you, the stockholders, in order to cover up its mistakes and keep itself in power.

2. We note your statement in your letter to shareholders that "Unless all of us ACT NOW to replace the McElwrath Board with directors committed to stockholder value, these problems will continue to fester. Far East cannot afford another year of incompetence." Further, note your disclosure under the heading "Keep Strength 'On the Ground', Ditch Bad Leadership," that your "proposed changes" to the Board will create a business environment within Far East that gives the operations team the support and guidance it needs to flourish." Amend your filing to identify the plans of your nominees that would enable security holders to "act now" and clarify what actions they would be thereby taking with the election of your nominees.

3. We note your statement that "[t]he best way to stop the McElwrath Board is for you to learn the TRUTH about what has happened to you Company in the past few years. That is why we intend to set the record straight in this letter, and give you the FACTS instead of the McElwrath Board's misdirection." Amend your filing to provide detailed objective support for your allegations of sham "independence," scare tactics and ruinous financing. In that respect, tell us what standard of independence the board should be using to characterize itself and why.

True Independence vs. the McElwrath Board Masquerade

4. Provide support for your statement that the board has been a rubber stamp for management failure. Amend your disclosure to provide the details of the board allowing Mr. McElwrath to propose a poison pill on two occasions in early 2005.

5. Amend your filing to provide support for the statement that the board has "not provided the oversight and direction from the top to help resolve issues as they arise, which has hindered operational staff from fixing problems. This has resulted in unnecessary delays and compounded the harm these issues have caused the Company and its stockholders."

How We Can Stop Financing Failure

6. Provide support for your statement that the real reason for the company's raising additional funding in late 2005 was not disclosed to stockholders when it first came to light, was that the McElwrath Board had no confidence it could produce results on schedule.

Closing Comment

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons are in possession of all facts relating to the filing persons' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

-   the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;
-   staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
-   the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

*****

   If you do not agree with a comment, then tell us why in your response. Your response letter should be uploaded to EDGAR with the form type label "CORRESP" and linked to the Exchange Act file number. Direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549.

               Very truly yours,

               Celeste M. Murphy
               Special Counsel
               Office of Mergers
               and Acquisitions